UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 31, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 August 2018 entitled ‘VODAFONE ANNOUNCES THE COMPLETION OF THE MERGER BETWEEN VODAFONE INDIA AND IDEA’

RNS: 3698Z

31 August 2018

VODAFONE ANNOUNCES THE COMPLETION OF
THE MERGER BETWEEN VODAFONE INDIA AND IDEA

Further to the announcement on 20 March 2017, and following clearance of the transaction by the relevant competition and regulatory authorities, Vodafone Group Plc (LSE:VOD) (“Vodafone”) announces the completion of the merger between Vodafone India Ltd and Idea Cellular Ltd (“Idea”). The combined entity will be renamed Vodafone Idea Ltd. (“Vodafone Idea”) shortly and will remain listed on the Indian stock exchangesi. Vodafone Idea is jointly controlled by Vodafone and the Aditya Birla Group. The Chairman of the Board of Vodafone Idea is Kumar Mangalam Birla and the Board has appointed former Vodafone India COO, Balesh Sharma, as the CEO.

The merger creates India’s leading telecoms operator, with nearly 408m customers. During the twelve months to 30 June 2018, Vodafone India and Idea generated revenue of INR585bn (€7.1bn) and EBITDA of INR107bn (€1.4bn)ii. Vodafone Idea is expected to generate INR140bn (€1.7bn) run-rate cost and capex synergies, equivalent to a net present value of approximately INR700bn (€8.5bn)iii.

As at 30 June 2018, the combined cash balance of Vodafone Idea was INR193bn (€2.3bn)iv and its net debt was INR1,092bn (€13.2bn), both after adjustments for the INR39bn (€0.5bn) payment of spectrum liberalisation costv made to the DOT and INR86bn (€1.0bn) of equity funding contributed by Vodafone Group, in accordance with the terms of the merger agreement. More than 80% of this net debt is owed to the Indian Government and is without covenants. On this basis, and adjusting for expected run-rate opex synergies of INR84bn (€1.0bn), the combined entity would be levered at 5.7x LTM EBITDAvi. Vodafone Idea will have the option to monetise Idea’s 11.15% stake in Indus Towers upon completion of the merger of Bharti Infratel and Indus Towers, expected before the end of the financial year ending 31 March 2019. Based on the terms of the Bharti Infratel and Indus merger agreement, this would currently equate to a cash consideration of INR51bn (€0.6bn)vii.

Aditya Birla Group is separately completing the purchase of a 4.8% stake in Vodafone Idea from Vodafone Group for a total consideration of INR26bn (€0.3bn), in accordance with the maximum price payable under the SEBI pricing guidelines. After taking these proceeds into account, this implies a net capital injection by Vodafone Group of INR60bn (€0.7bn). Following completion, Vodafone will own a 45.2% stake in Vodafone Idea and Aditya Birla Group will own a 26.0% stake, both on a fully diluted basis. Vodafone will also separately hold a 29.4%viii stake in the combined entity resulting from the merger between Bharti Infratel and Indus Towers.

- ends -

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 30 June 2018, Vodafone Group had 534.5 million mobile customers and 19.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About Idea Cellular Limited (being renamed as Vodafone Idea Limited)

Idea Cellular Limited (being renamed as Vodafone Idea Limited) is an Aditya Birla Group and Vodafone Group partnership. It is India’s leading telecom service provider with over 408 million customers and revenue market share of 32.2% (Q1FY19). With a large spectrum portfolio and number of broadband carriers to support the growing demand for data and voice, the company is committed to deliver delightful experiences to customers and contribute towards creating a truly ‘Digital India’ by enabling millions of citizens to connect and build a better tomorrow. It is developing world-class infrastructure to introduce newer and smarter technologies, making both retail and enterprise customers future ready with innovative offerings conveniently accessible through an ecosystem of digital channels as well as extensive on-ground presence.

Vodafone Idea Limited (formerly Idea Cellular Limited) continues to remain listed on the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE).

Enquiries:

Vodafone

Investor Relations	Tel: +44 (0) 7919 990 230

Media Relations	www.vodafone.com/media/contact

Disclaimer

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•                  under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2018; and

•                  under “Other Information — Forward-Looking Statements” in Vodafone Group Plc’s trading update for the quarter ended 30 June 2018.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

i                 New exchange ticker symbol for Vodafone Idea expected to be available in approximately two weeks

ii               Based on INR / € FX rate of 82.86 as at 30 August 2018 and adjusted for the sale of standalone towers to American Tower on 31 March 2018 for Vodafone’s standalone towers and 31 May 2018 for Idea’s standalone towers (excludes revenue of INR3.9bn (€47m), reflective of Idea’s third party standalone tower revenue that was recognized in Idea’s consolidated accounts, and EBITDA adjustments of INR6.6bn (€79m), to give the full pro forma EBITDA impact to Vodafone Idea  for the 12 months to 30 June 2018)

iii             As per merger announcement on 20 March 2017

iv             Excludes interest accrued which is not due

v               Based on the differential between the entry fee paid and market price of 4.4 MHz spectrum,

vi             Adjusted for the sale of standalone towers to American Tower (excludes EBITDA of INR6.6bn (€79m)) and adjusted for operating cost savings equivalent to 60% of the  total announced cost and capex synergies of INR140bn (€1.7bn) to be achieved on an annual basis by the fourth full year post-completion

vii           Based on Bharti Infratel’s 60 trading day VWAP of INR291 as at 30 August 2018 and after applying a 10% discount to the implied Bharti Infratel March 2018 LTM EBITDA multiple of 7.5x

viii         Upon completion of the merger between Bharti Infratel and Indus Towers, Vodafone is expected to receive a 29.4% shareholding in the combined company in exchange of its existing 42% shareholding in Indus Towers, on the assumption that Idea sells its shares for cash and Providence elects to receive cash for 3.35% of its shareholding in Indus Towers (as per the Bharti Infratel and Indus Towers merger announcement). The final number of shares issued to Vodafone will be subject to closing adjustments, including movements in net debt and working capital for Bharti Infratel and Indus Towers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 31, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary